April 10, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Office of Small Business
450 Fifth Street, N.W.
Mail Stop 4561
Washington D.C. 20549-7010
Attention: Mark Kronforst

RE:	eRoomSystem Technologies, Inc.
Form 10-KSB for fiscal year December 31, 2007
FILE NO. 000-31037

Gentlemen:

Set forth below please find the response of eRoomSystem Technologies, Inc., a Nevada corporation (the “Company”), to the comment of the Securities and Exchange Commission in its letter dated March 31, 2008 (“Comment Letter”). For your convenience, the comment set forth in the Comment Letter is stated below.

Comment.

Item 7. Financial Statements

Consolidated Balance Sheets

1.
We note that most of your cash and cash equivalents are invested in auction-rate securities. Generally, this classification is not appropriate because auction-rate securities have long-term maturity dates and there is no guarantee the holder will be able to liquidate its holdings. Accordingly, these securities do not meet the definition of cash equivalents in paragraphs 8 and 9 of SFAS 95. Please explain to us why you believe that your current balance sheet and cash flow presentations are in accordance with generally accepted accounting principles. As part of your response, provide us with your analysis regarding whether these securities should be classified as short or long-term assets. In this regard, we note that you refer to "some liquidity issues." Refer to page 44 of Current Accounting and Disclosure Issues in the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf for further information.

Response: The Company believes the classification of the auction-rate securities is in accordance with generally accepted accounting principles due to the highly liquid auction market at December 31, 2007. 28 day interest rate reset provides for an insignificant risk of change in value to the securities, which we believe gave these securities the liquidity of cash equivalents that are classified as current assets.

Given that the auctions failed at the end of February, the Company plans to reclassify the securities for first quarter 2008 as available for sale securities. The Company has liquidated over 30% of our holdings in the amount of $750,000. We were notified that another $450,000 is scheduled to be redeemed shortly.

Please address any further questions or comments to the undersigned at the above-referenced telephone number. Thank you very much.

Very truly yours,

David A. Gestetner
CEO and President

April 10, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Office of Small Business
450 Fifth Street, N.W.
Mail Stop 4561
Washington D.C. 20549-7010
Attention: Mark Kronforst

RE:  eRoomSystem Technologies, Inc.

Pursuant to your letter dated March 31, 2008 (the “Comment Letter”) addressed the undersigned with respect to the Form 10-KSB for the fiscal year ended December 31, 2007 of eRoom System Technologies, Inc. (the “Company”) filed on March 13, 2008 (SEC File No. 000-31037), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•
comments from the Commission or the staff, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and do not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                Very truly yours,

                David A. Gestetner
                CEO and President